Exhibit 99.36

Volaris Reports October 2015 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 27%

MEXICO CITY--(BUSINESS WIRE)--November 4, 2015--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports October 2015 and year-to-date preliminary traffic results.

During October 2015 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 28.9% year over year, in response to strong demand in its domestic and international markets. Total demand for October, as measured in Revenue Passenger Miles (RPMs), increased 25.9% year over year, reaching 931 million. Volaris transported a total of 984 thousand passengers during the month, an increase of 26.7% year over year. Year-to-date, Volaris has transported over 9.7 million passengers, an increase of 21.9% year over year.

In October, Volaris increased international ASMs by 52.5% and domestic ASMs by 21.2%. Network load factor for October reached 80.1%, a decrease of 1.9 percentage point year over year.

During October 2015, Volaris launched one year-round domestic route (Mexico-Chetumal).

The following table summarizes Volaris traffic results for the month and year-to-date.

	October 2015	October 2014	Variance		Ten months ended October 2015	Ten months ended October 2014	Variance
RPMs (in millions, scheduled & charter)
Domestic	677	557	21.5%		6,582	5,861	12.3%
International	254	182	39.4%		2,774	2,089	32.8%
Total	931	739	25.9%		9,356	7,950	17.7%
ASMs (in millions, scheduled & charter)
Domestic	823	680	21.2%		8,011	7,238	10.7%
International	339	222	52.5%		3,409	2,461	38.5%
Total	1,162	902	28.9%		11,420	9,699	17.8%
Load Factor (in %, scheduled)
Domestic	82.2%	82.0%	0.2	pp	82.2%	81.0%	1.2	pp
International	74.9%	81.9%	(7.0	) pp	81.3%	84.9%	(3.6	) pp
Total	80.1%	82.0%	(1.9	) pp	81.9%	82.0%	(0.1	) pp
Passengers (in thousands, scheduled & charter)
Domestic	808	652	23.9%		7,809	6,539	19.4%
International	176	125	40.8%		1,904	1,430	33.2%
Total	984	777	26.7%		9,713	7,969	21.9%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 139 and its fleet from four to 55 aircraft. Volaris offers more than 260 daily flight segments on routes that connect 38 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net